

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

John Garilli
Trustee
LUB Liquidating Trust
Two Liberty Square, 9th Floor
Boston MA 02109

      **Re:  LUB Liquidating Trust**
          **Form 10-K**
          **Filed March 22, 2024**
          **File No. 001-08308**

Dear John Garilli:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services